The Stock Exchange of [redacted]d takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or com[redacted]ability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of th[redacted]

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

Since 28 October 2000, LYP (a non-wholly owned subsidiary of Company) has been providing ERA (a substantial shareholder of LYP) with satellite equipment and technical services while ERA has been providing LYP with satellite relay program services. On 30 January 2003, ERA and LYP have entered into an agreement whereby the parties agree to renew the arrangement on the same terms and conditions for one year from 1 January 2003 except that (i) the termination notice is shortened from three months to one month; (ii) from 1 February 2003 to 31 December 2003, the services provided by LYP to ERA shall not include the transponder capacity and the monthly fees payable by ERA shall be reduced from NT$6,030,300 (approximately HK$1,344,757) to NT$3,000,000 (approximately HK$669,000); and (iii) from 1 February 2003 to 31 December 2003, the monthly fees payable by LYP shall be reduced from NT$3,000,000 (approximately HK$669,000) to NT$1,500,000 (approximately HK$334,500) as a result of decrease in charges imposed by ERA.

ERA is a connected person of the Company. Accordingly, the entry into the Agreement will constitute connected transaction of the Company under the Listing Rules.

Details of the Agreement will be included in the next published annual report and accounts of the Company.

THE TRANSACTION

Pursuant to the Company's previous announcements dated 10 April 2001 and 28 December 2001, Liann Yee Production Co., Ltd. ("LYP") and Era Communications Co., Limited ("ERA") have been having arrangements since 28 October 2000 for the provision of satellite equipment and technical services by LYP to ERA and the provision of satellite relay program services by ERA to LYP in Taiwan. On 30 January 2003, the parties have entered into an agreement to renew the arrangement for one year commencing from 1 January 2003 on the same terms and conditions except that (i) the termination notice is shortened from three months to one month; (ii) from 1 February 2003 to 31 December 2003, the services provided by LYP to ERA shall be varied; and (iii) from 1 February 2003 to 31 December 2003, the monthly fees payable by either party to the other shall be varied ("Agreement").

According to the terms of the Agreement, from 1 January 2003 to 31 January 2003, LYP will provide ERA with satellite equipment (including transponder) and technical services at a fixed fee of NT$6,030,300 (approximately HK$1,344,757) per month whereas ERA will provide LYP with uplink and satellite transmission services at a fixed fee of NT$3,000,000 (approximately HK$669,000) per month. However, commencing from 1 February 2003, the services provided by LYP shall not include transponder capacity and the monthly fees payable by ERA to LYP shall be reduced to NT$3,000,000 (approximately HK$669,000) accordingly. Further, as a result of the reduction in uplink and satellite transmission services charges imposed by ERA, the monthly fees payable by LYP shall be reduced to NT$1,500,000 (approximately HK$334,500) as from 1 February 2003. The fees payable and receivable by LYP are negotiated at arm's length between the parties with reference to the market rate and the scope of services offered and being provided. All payments under the Agreement include 5% sales tax and are payable by the payer on a monthly basis.

The above Hong Kong dollars equivalent amount are calculated based on the exchange rate of HK$0.223 = NT$1.

REASONS FOR THE AGREEMENT

As the services provided by LYP and ERA is satisfactory to ERA and LYP respectively, the parties acknowledged that it would be of mutual benefit if the arrangement is to continue so as to utilize the resources and assets of the respective parties. The entry into the Agreement is on normal commercial terms and in the ordinary and usual course of business.

PRINCIPAL ACTIVITIES OF THE COMPANY, ERA AND LYP

Television Broadcasts Limited ("Company") and its subsidiaries are principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. ERA is a company established in Taiwan and is in the business of film distribution, television production and television channel transmission. LYP is a company established in Taiwan and is in the business of television programming, production and television channel transmission.

IMPLICATIONS UNDER THE LISTING RULES

ERA is a substantial shareholder (holds 30%) of LYP, in which the Company has a 70% interest and is therefore a non-wholly owned subsidiary of the Company, hence, the entry into the Agreement will constitute a connected transaction to the Company.

The value of the consideration paid or received by LYP pursuant to the Agreement is ascertained and will be less than 3% of the net tangible assets of the consolidated accounts of the Company. Accordingly, the Agreement is being disclosed in accordance with Rule 14.25(1) of the Listing Rules.

The directors of the Company, including the independent non-executive directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the shareholders and the entry into the Agreement is in the ordinary and usual course of business and on normal commercial terms. Details of the Agreement will be included in the next published annual report and accounts of the Company pursuant to rule 14.25(1) of the Listing Rules.

By Order of the Board
Ho Chan Fai
Company Secretary

30 January 2003, Hong Kong